Exhibit 1.1

[CHINA EASTERN AIRLINES CORPORATION LIMITED LOGO]

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 670)

Overseas Regulatory Announcement

This announcement is made by China Eastern Airlines Corporation Limited in compliance with Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

This announcement is made by China Eastern Airlines Corporation Limited (the “Company”) in compliance with Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (which requires any issuer listed on The Stock Exchange of Hong Kong Limited whose securities are also listed on other stock exchange(s) to simultaneously inform The Stock Exchange of Hong Kong Limited of any information released to any of such other exchange(s) and to ensure that such information is released to the market in Hong Kong at the same time as it is released to the other market(s)).

The Company enters into hedging transactions of aviation fuel futures for the purposes of controlling aviation fuel cost and reducing operational risks to the Company caused by violent fluctuation of aviation fuel prices, not for market speculation. The transactions are conducted in the form of over-the-counter transactions under the International Swaps and Derivatives Association Master Agreements. Swap or structured option transactions are entered into with investment banks to hedge against risks caused by rising fuel price.

In 2005, the total aviation fuel consumption of the Company was approximately 1,893,700 tonnes, and the trading volume of aviation fuel accounted for approximately 8% of the Company’s annual fuel consumption. As at 31 December 2005, the market value of aviation fuel swap and structure options not matured in 2005 was US$3.37 million. Gain arised from those swap and structure options settled during 2005 were use to offset the Company’s aviation fuel expenditures for the relevant periods (for further details, please refer to pages 99 and 144 of the Company’s 2005 annual report). Currently, the Company has achieved an approximately 12% hedging on the anticipated annual fuel consumption of the Company for 2006.

The Company has established a Financial Risk Management Committee (the “Committee”) which was authorized by the Board to manage the Company’s aviation fuel risk. Also, the Procedures of Financial Risk Management (CHINESE CHARACTER) was formulated, pursuant to which the maximum hedging amount shall not exceed the actual fuel consumption of the Company. The Committee is composed of the President, Chief Financial Officer and key officers of finance department, audit department and integrated management department. The Financial Risk Management Team (the “Team”), comprising trade approvers, traders and operation desk staff, was established under the Committee and is responsible for the management of aviation fuel risk transactions with external parties. The Team is currently composed of six members, including two full-time traders. Violation of procedures is precluded by extremely stringent authorization measures, transaction process and supervision system. Given the Company’s purpose of hedging, our traders are not entitled to performance-based awards or profit sharing similar to those of investment banks or investment funds. The work performance of the Team is assessed and monitored by the Committee.

The above information is announced as required by the Shanghai Stock Exchange under the relevant provisions of the Shanghai listing rules and regulations. Shareholders of the Company and public investors are cautioned not to place undue reliance on such information, but should exercise caution when dealing in the Company’s shares.

By order of the board of the directors of
CHINA EASTERN AIRLINES CORPORATION LIMITED
Luo Zhuping
Director and Company Secretary

The Company’s directors as at the date of this announcement are:

Li Fenghua (Chairman, Executive Director)
Luo Chaogeng (President, Executive Director)
Cao Jianxiong (Non-executive Director)
Wan Mingwu (Vice President, Executive Director)
Zhong Xiong (Non-executive Director)
Luo Zhuping (Executive Director)
Hu Honggao (Independent non-executive Director)
Peter Lok (Independent non-executive Director)
Wu Baiwang (Independent non-executive Director)
Zhou Ruijin (Independent non-executive Director)
Xie Rong (Independent non-executive Director)

Shanghai, the People’s Republic of China
9th June, 2006